3900 Dallas Parkway, Suite 500
Plano, Texas 75093
August 2, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Justin Dobbie, Legal Branch Chief

Re:	Cinemark USA, Inc. Registration Statement on Form S-4 Filed July 1, 2011 File No. 333-175331
Dear Mr. Dobbie:
     Cinemark USA, Inc., a Texas corporation (the “Company”), and each of the subsidiaries listed on Appendix A attached hereto (collectively, the “Guarantors”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to August 4, 2011 at 9:00 a.m. Washington, D.C. time or as soon thereafter as practicable.
     The Company and the Guarantors hereby acknowledge that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Guarantors from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	the Company and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 2, 2011
Securities and Exchange Commission
     If you have any questions, or require any additional information, please do not hesitate to call me at (972) 665-1108 or Terry M. Schpok at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2870.

Very truly yours, CINEMARK USA, INC.
By:	/s/ Michael D. Cavalier
Michael D. Cavalier
Senior Vice President - General Counsel and Secretary

APPENDIX A
GUARANTORS
Cinemark, L.L.C., a Texas limited liability company
Sunnymead Cinema Corp., a California corporation
Cinemark Properties, Inc., a Texas corporation
Greeley Holdings, Inc., a Texas corporation
Trans Texas Cinema, Inc., a Texas corporation
Cinemark Mexico (USA), Inc., a Delaware corporation
Cinemark Leasing Company, a Texas corporation
Cinemark Partners I, Inc., a Texas corporation
Multiplex Properties, Inc., a Delaware corporation
Multiplex Services, Inc., a Texas corporation
CNMK Investments, Inc., a Delaware corporation
CNMK Texas Properties, LLC, a Texas limited liability company
Laredo Theatre, Ltd., a Texas limited partnership
Brasil Holdings, L.L.C., a Delaware limited liability company
Cinemark Concessions, LLC., a Florida limited liability company
Century Theatres, Inc., a California corporation
Marin Theatre Management, LLC, a California limited liability company
Century Theatres NG, LLC, a California limited liability company
CineArts, LLC, a California limited liability company
CineArts Sacramento, LLC, a California limited liability company
Corte Madera Theatres, LLC, a California limited liability company
Novato Theatres, LLC, a California limited liability company
San Rafael Theatres, LLC, a California limited liability company
Northbay Theatres, LLC, a California limited liability company
Century Theatres Summit Sierra, LLC, a California limited liability company
Century Theatres Seattle, LLC, a California limited liability company